Exhibit 99.1

Inscobee Inc. and Apimeds, Inc. Reaffirms Appointment of New Board of Directors for Apimeds Pharmaceuticals US, Inc.

Rejects Allegations of MindWave Innovations, Inc.

SEOUL, South Korea, March 25, 2026 (GLOBE NEWSWIRE) -- Inscobee Inc. (“Inscobee”) and Apimeds, Inc., (“Apimeds Korea”) today announced that on March 20, 2026, Inscobee and Apimeds Korea, together with other stockholders of Apimeds Pharmaceuticals US, Inc. (the “Company”) (NYSE American: APUS) who beneficially own at least 66 2/3% of the voting power of the Company, delivered an action by written consent of the stockholders to the Company (the “Written Consent”) to remove Elona Kogan, Jakap Koo, Carol O’Donnell and Dr. Bennett Weintraub as directors of the board of directors of the Company, effective immediately. In addition, pursuant to the Written Consent, the Majority Stockholders also appointed Mr. Youngjik Cho, Mr. Minguk Ji and Mr. Junyoung Yu to serve as Directors of the Company (the “Board”), effective immediately, to fill three of the resulting vacancies. Subsequent to their appointment, the Board took action to reduce the size of the Board to three, to remove Dr. Vin Menon and Erick Frim as chief executive officer and chief financial officer of the Company, respectively, and to appoint Mr. Cho as the new chief executive officer of the Company.

On March 24, 2026, MindWave Innovations Inc. (“MindWave”) and wholly owned subsidiary of the Company, issued a press release (the “MindWave Press Release”) on behalf of the Company, without the prior authorization or knowledge of the newly appointed Board or the officers of the Company, among other things, challenging the actions taken by Apimeds Korea and Inscobee in the Written Consent and alleging that such actions constitute a breach of Inscobee and Apimeds Korea’s obligations pursuant to that certain Support and Lock-Up Agreement, dated as of December 1, 2026 (the “Support Agreement’) and threatening potential litigation against Inscobee, Apimeds Korea and the Company to challenge the validity of the Written Consent.

Inscobee, Apimeds Korea and the Company strongly disagree with the allegations in the MindWave Press Release and believe that the Written Consent does not violate the Support Agreement and remains validly delivered and the actions taken therein effective as of the date of delivery to the Company.

As set forth in their previously filed Schedule 13D, Apimeds Korea and Inscobee previously engaged in discussions with representatives of the Company, including the Company's former executive officers and board of directors, and the management of MindWave regarding the previously reported merger pursuant to which MindWave became a wholly owned subsidiary of the Company (the “Merger”). Despite repeated requests, Apimeds Korea and Inscobee were unable to obtain satisfactory information regarding the validity of MindWave's ownership of certain digital assets, namely 1000 bitcoin, which were crucial consideration in connection with the Merger.

Inscobee and Apimeds Korea maintain that the actions authorized by the Written Consent are squarely outside the scope of any irrevocable proxy granted pursuant to the Support Agreement, which, at most, was limited to: (a) voting in support of certain stockholder proposals required in connection with the Merger; and (b) voting against any transactions which would be contradictory to the Merger. Neither Inscobee nor Apimeds has taken any action in contravention of the proxy. In addition, separate and apart from the Support Agreement, Section 141(k) of the Delaware General Corporate Law (“DGCL”) provides that directors of a company may be removed, with or without cause, by a majority of holders of the outstanding voting power of the company Neither Apimeds Korea nor Inscobee waived any right of action under Section 141(k) of the DGCL.

Inscobee, Apimeds Korea and the Company reserve all rights with respect to the contents of the MindWave Press Release, reserve the right to challenge the validity of the Support Agreement, and intend to vigorously defend the validity of the Written Consent should the former officers and directors of the Company pursue litigation.

Contacts

MEDIA CONTACTS
Email: apimeds@inscobee.com